AIXTRON AG
Kackertstr.. 15-17
52012 Aachen
Germany
Fax No. +1(202) 772-9218	Tel: +49(241)8909-0
Securities and Exchange Commission	Fax +49 (241) 8909-40
Division of Corporation Finance	E-mail: mail@aixtron.com
450 Fifth Street N.W.	www.aixtron.com
Washington, D.C. 20549-0306

Attention: Gary Todd, Reviewing Accountant

August 20, 2007

RE:                         SEC File No. 000-51196 filed March 15, 2007—Your Comment letter August 10, 2007 to Form 20-F for the year ended December 31, 2006

Dear Mr. Todd:

This is in response to the Staff’s comment letter dated August 10, 2007 (the “Comment Letter”), relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F”) of AIXTRON AG (“AIXTRON” or the “Company”).

Set forth below is the response of the Company to the Staff’s comment in the Comment Letter. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 88

Comment 1:                           We note that your auditor opined on your financial statements prepared in conformity with International Financial Reporting Standards, as adopted by the European Union (EU). However, we note in footnote 1, that you prepared your financial statements in accordance with IFRS, the interpretation adopted by the International Accounting Standards Board (IASB) and Section 315a of HGB (German Commercial Law). Please reconcile this difference in disclosures and tell us whether your financial statements were prepared in accordance with IFRS as published by the IASB or IFRS as adopted by the EU.

Response:                                       AIXTRON’s financial statements have been prepared in accordance with IFRS as adopted by the EU and, we confirm to the Staff that the accounting policies applied by AIXTRON also fully comply with IFRS, since all standards and interpretations applicable to the Company as issued by the IASB and IFRIC effective for 2006 were adopted by the EU and any exemptions allowed by the EU under lAS 39 were not applied by the Company.

Vorstand/Executive Board:	Aufsichsratsvorsitzender/	Handelsregister	Commerzbank Aachen	Kto-Nr. 1 207 166	BLZ 390 400 13
Paul K. Hyland, Vors./CEO,	Chairman Supervisory Board:	Aachen	Deutsche Bank Aachen	Kto-Nr. 1 001 700	BLZ 390 700 20
Wolfgang Breme, William W. R. Elder,	Dipl.-Kfm. Kim Schindelhauer	HRB 7002	Dresdner Bank Aachen	Kto-Nr. 206 544 700	BLZ 390 800 05
Dr. Bernd Schulte			Sparkasse Aachen	Kto-Nr. 19 588	BLZ 390 500 00

In addition to full compliance with IFRS, the Company complied with the requirement of Section 315a of HGB. Section 315a of HGB requires the disclosure of additional information, including a statement of compliance with the German Corporate Governance Code. These disclosures are not required by IFRS and do not conflict with IFRS.

Comment 2:                           If you prepared your financial statements in accordance with IFRS as adopted by the EU, please provide us with, and in future filings present, a reconciliation of any difference between IFRS as published by the IASB or IFRS as adopted by the EU in accordance with SEC Release No. 33-8567. In addition please address any differences arising from the reference to Section 315a of HGB. Further, please discuss your conclusions on the impact of the incorrect disclosure on an investor’s decision and the need to amend the Form 20-F to provide correct disclosure.

Response:                                       We refer to our response to your Comment 1 above. Accordingly, we do not believe that any amendment is required to our 2006 20-F. We propose in future filings to clarify in connection with disclosure regarding our accounting policies that our financial statements comply with IFRS as published by the IASB, IFRS as adopted by the EU and Section 315a of HGB.

In addition to AIXTRON’s responses to your comments and at the Staff’s request, AIXTRON acknowledges that:

•     The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

If the Staff wishes to discuss the responses provided, please do not hesitate to contact me at +49-241-8909-114.

Sincerely,

Name:
Wolfgang Breme
Title: Executive Vice President and Chief Financial Officer